

Alastair James · 3rd

COO at Bud Love

Fort Worth, Texas, United States · **Contact info**

308 connections

 **Bud Love**

 **University of Cambridge**

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About

I have a broad set of skills and interests that has helped me flourish in a diverse range of experiences in various countries around the world. In terms of time spent, the majority of my career has been in banking in both London and New York, though I have also enjoyed applying my skills to successful startup ventures. Whether working in one of the largest banks in the world or building a business from scratch, to me the key ingredient is p ...see more

Activity

312 followers

Alastair James reposted this · 1w

Am super excited about the launch of our crowdfunding campaign. And to be working with this great team on bringing this amazing product to market!

...show more

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Alastair James commented on a post · 1w

This is great

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Experience



COO

Bud Love · Full-time

Apr 2022 - Present · 7 mos

Fort Worth, Texas, United States

Bud Love is the world's first (and legal) mixer for cannabis, like the mixer in a cocktail. Bud Love's proprietary formulated blends allow customers to craft a happier, smoother, and more person ...see more



Executive Director at Creo

Creo · Full-time

Apr 2017 - Present · 5 yrs 7 mos

Fort Worth, Texas, United States



Managing Director

UniCredit · Full-time

Jul 2002 - Jan 2017 · 14 yrs 7 mos

London and New York

I joined UniCredit in New York following a capital adequacy project for the Treasurer. My role quickly expanded into managing a team of business analysts and IT professionals charged with devel ...see more



Vice President

Netrisk · Full-time

Jul 1999 - Jul 2002 · 3 yrs 1 mo

London and New York

Netrisk was a startup formed by former Bankers Trust executives bringing together the latest risk management techniques with the technological connectivity from the emerging internet. I joir ...see more



Vice President

Citibank

Jul 1993 - Dec 1998 · 5 yrs 6 mos

London

I joined Citibank right out of college into the interest rate derivatives business as an analyst. I developed some risk management techniques for non-linear risk portfolios and became the youngest m ...see more

Education



University of Cambridge

BA, Architecture

1990 - 1993



Columbia Business School

Executive MBA

2005 - 2007

Dean's list every semester

Interests

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